

June 29, 2023

Amrita Ahuja
Chief Financial Officer
Block, Inc.
1455 Market Street
Suite 600
San Francisco, CA 94103

>   **Re: Block, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed February 23, 2023**
>   **File No. 001-37622**

Dear Amrita Ahuja:

We have the following comment on your filing. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Cover Page

1.   Please revise your filing to provide the address of your principal executive offices. While we note your disclosure that you do not designate a headquarters location as you have adopted a distributed work model, identification of a principal executive office is a requirement of Form 10-K. Designation of this office should consider the location where shareholders are entitled to submit proposals pursuant to Exchange Act Rule 14a-8(e)(2) and where you can receive regulatory communications from the Commission.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shahzia Rahman